Exhibit 99.1 Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) (“Gold Fields” or “the Company”) JSE, NYSE, DIFX Share Code: GFI ISIN Code: ZAE000018123 CHANGE TO AUDIT COMMITTEE COMPOSITION Effective 12 October 2022, Cristina Bitar stepped down from her position as a member of Gold Fields’ Audit Committee. Ms. Bitar will continue to serve as a member of the Board of Directors and on the following committees: Risk Committee; Social, Ethics and Transformation Committee; and Safety, Health and Sustainable Development Committee. 13 October 2022 Sponsor: JP Morgan Equities South Africa (Pty) Ltd